FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT
OF

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Amounts as to
which
	registration	Names of
Title of Issue	is effective	exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt Am Main
Germany

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-99.D DESCRIPTION OF REPUBLICA ORIENTAL DEL URUGUAY

1. In respect of each issue of securities of the registrant, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of December 31, 2004, giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

At December 31, 2004, the total outstanding internal funded debt of the registrant was Ps. 82,162,000,000.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

The total principal amount of external funded debt of the Registrant outstanding as of December 31, 2004 was as follows (in millions of U.S. dollars):

Uruguayan pesos	444.1
U.S. dollars	6,179.0
Euro	460.6
Japanese yen	258.0
Special Drawing Rights	2,683.2
Other	81.0
Total	10,209.7

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of December 31, 2004.

See “Tables and Supplementary Information,” pages D-80 to D-83 of Exhibit 99.D, which are hereby incorporated by reference herein.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(i)	Total amount held by or for the account of the registrant.

Not applicable.

(ii)	Total estimated amount held by nationals of the registrant.

See “Tables and Supplementary Information,” pages D-82 to D-83 of Exhibit 99.D, which are hereby incorporated by reference herein.

(iii)	Total amount otherwise outstanding.

Not applicable.

     (b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed to the registrant to reacquire such securities.

Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

At the close of the last fiscal year, the estimated total internal floating indebtedness of the registrant was Ps. 433,000,000.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating debt of the Registrant outstanding as of December 31, 2004 was as follows (in millions of U.S. dollars):

Uruguayan pesos	0.6
U.S. dollars	103.3
Total	103.8

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Sector Finances,” page D-60 of Exhibit 99.D, which is hereby incorporated by reference herein.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.

Not applicable.

     (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See “Monetary and Financial System — Liquidity and Credit Aggregates,” page D-45 of Exhibit 99.D, which is hereby incorporated by reference herein.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “Balance of Payments and Foreign Trade — Foreign Trade — Merchandise Trade,” pages D-37 to D-41 of Exhibit 99.D, which are hereby incorporated by reference herein.

10. The balances of international payments of the registrant for each year ended since the close of the latest fiscal year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the registrant has published balances of international payments.)

See “Balance of Payments and Foreign Trade — Balance of Payments and Foreign Trade,” pages D-34 to D-36 of Exhibit 99.D, which are hereby incorporated by reference herein.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:

Exhibit A — None.
Exhibit B — None.
Exhibit 99.C — The National Budget 2000-2004*
Exhibit 99.D — Description of República Oriental del Uruguay, dated April 29, 2005.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

* Paper filing made under cover of Form SE.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 29th day of April 2005.

REPÚBLICA ORIENTAL DEL URUGUAY
By:	/s/ Danilo Astori
Danilo Astori
Minister of Economy and Finance of República Oriental del Uruguay

EXHIBIT INDEX

Exhibit	Description

99.C	Copy of the National Budget 2000-2004 Budget*

99.D	Description of República Oriental del Uruguay, dated April 29, 2005

* Paper filing made under cover of Form SE.